UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

       NOTIFICATION OF LATE FILING             SEC FILE NUMBER:
                                _____________


[X]Form 10-K [ ]Form 20-F  [ ] Form 11-K  [ ] Form 10-Q [ ] Form 10D
[ ]Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

	Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     Full Name of Registrant

		InZon Corporation

     Former Name if Applicable

		W-J International LTD.

     Address of Principal Office (Street and Number)

		38 Northeast 1st Avenue

     City, State and Zip Code

		Delray Beach, Florida  33444



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a)	The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense.

[X] (b)	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)	The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

	The Company is unable to file its Form 10-KSB for the year ended September 30, 2005 without unreasonable expense and effort due to its inability to complete the compilation of all necessary financial information and review the financial information with its independent auditor and outside counsel. Hurricane Wilma forced Company executives to undertake additional duties which resulted in the Company's inability to compile information on its anticipated timeline. For the year ended September 30, 2005, the Company expects to report revenue of $556,000. Cost of sales is expected to equal $554,000 for the 2005 fiscal year. During 2004, the Company was in the development stage and had minimal operations and expenses


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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

David F. Levy             (561)           279-8200
-------------------------------------------------------
Name                    (Area Code)     (Telephone Number)


(2)	Have all other period reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	[X] Yes		[ ] No

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

	[X] Yes		[] No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the year ended September 30, 2005, the Company expects to report revenue of $556,000. Cost of sales is expected to equal $554,000 for the 2005 fiscal year. During 2004, the Company was in the development stage and had minimal operations and expenses



	The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                               INZON CORPORATION
-------------------------------------------------------------------------------
               (Name of registrant as specified in charter)



Dated: December 22, 2005                  By: /s/ David F. Levy
       --------------------                   -----------------------
                                                  David F. Levy
                                                  Principal Executive Officer


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